Alliance Media Group Holdings, Inc.

400 N Congress Avenue

Suite 130

West Palm Beach, FL 33401

October 17, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Susan C. Block, Attorney-Advisor

Re:

Alliance Media Group Holdings, Inc. (the “Company”)

Registration Statement on Form S-1

Amendment No. 4

File No. 333-181633

Filed on October 4, 2012

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Alliance Media Group Holdings, Inc., a Nevada corporation (the “Registrant”), hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement be accelerated to 6:00 a.m., Eastern time, on October 19, 2012, or as soon thereafter as practicable.  In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Robert L. B. Diener, Esq. of the Law Offices of Robert Diener at (310) 396-1691 (facsimile (310) 362-8887) with any questions you may have.  In addition, please notify Mr. Diener when this request for acceleration has been granted.

Very truly yours,

ALLIANCE MEDIA GROUP

HOLDINGS, INC.

/S/ Daniel de Liege

By:___________________________

Daniel de Liege

President

cc:

Robert L. B. Diener, Esq.